
Interbrew

THE WORLD'S LOCAL BREWER

03 DEC 12 7:21


03045252

By courier

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 15 December 2003


SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

pp. Catherine Noirfalisse
Senior Vice President Legal

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80


Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Pre-closed period statement

Brussels, 15 December 2003

During the first 11 months of 2003, Interbrew, *The World's Local Brewer©*, has realised organic volume growth of +6.2%.

In Western Europe, volume performance continues its ascent particularly in the UK and Germany. Volume performance in the Americas was flat with growth in Cuba and Canada off-set by a decline in imports in the USA, in line with the market in that specific segment. In the emerging markets volume growth continued, led by Russia and the Ukraine.

As previously announced, Interbrew expects that it will achieve organic net turnover and operating profit growth for 2003 broadly in line with the first nine months.

The company expects earnings per share for 2003 to be modestly lower than 2002's pre-restructuring earnings per share of 1.51 euro, due primarily to further weakening of the company's main trading currencies over the fourth quarter.

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands, run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a net turnover of close to 7 billion euro.

Visit our web site www.interbrew.com for more information.

Additional information:

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com